Faegre Drinker Biddle & Reath LLP
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By EDGAR

May 14, 2021

Ibolya Ignat
Jeanne Baker

Kasey Robinson

Jeffrey Gabor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	CVRx, Inc.
Draft Registration Statement on Form S-1
Submitted April 9, 2021
CIK No. 0001235912

Dear Ms. Ignat and Ms. Baker:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Ibolya Ignat Jeanne Baker, Kasey Robinson and Jeffrey Gabor, dated May 7, 2021 (the “Comment Letter”), to the Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on April 9, 2021.

The Company is concurrently submitting confidentially via EDGAR an Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Prospectus Summary

Overview, page 1

May 14, 2021

1.	Please revise your Overview to disclose your obligation to perform post-market surveillance.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 3, which now discusses the Company’s post-market surveillance obligations.

2.	We note your disclosure that you commissioned a third-party cost-impact analysis. With respect to the statements in your prospectus that are based on this third-party research, please revise to clarify whether such statements are statements of the third party or statements of the registrant. If your disclosure attributes a statement to the third party, please revise your filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations. Please also identify the peer-reviewed manuscript.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 2, 75 and 88, which have been revised to indicate that the study was co-authored by the Company and that these are statements of the Company as well as to identify the manuscript.

Our market and industry, page 4

3.	Please disclose any material assumptions and limitations associated with your estimate of the initial annual market opportunity.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 4 and 83, which have been revised to include additional details on the annual incidence and patient population assumptions underlying the Company’s estimation of initial annual market opportunities. As discussed on those pages, our estimate of the annual addressable patient population in the U.S. is based on our estimate of the portion of the 1.3 million annual new HF patients in the U.S. that meet our indications for use, and also excludes our estimate of patients that are not deemed clinically fit to be implanted by our device.

Summary Risk Factors, page 6

4.	Please add a bullet highlighting the risks related to the concentration of ownership of your common stock, as discussed on page 46. Please include in this bullet and in the corresponding risk factor beginning on page 46 a discussion of the number of your executive officers and directors who are affiliated with your principal stockholders.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 6 and 46, which now discuss the number of directors who are affiliated with our principal stockholders. There are no executive officers who are affiliates of our principal stockholders.

May 14, 2021

Risk Factors

Our ability to use our net operating losses and tax credits to offset future taxable income and taxes may be..., page 34

5.	Please quantify your net operating loss carryforwards and tax credit carryforwards.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 34, which updates this risk factor to include the requested detail on the Company’s net operating loss carryforwards and tax credit carryforwards.

Business, page 72

6.	We note your disclosure that you plan to explore BAROSTIM NEO’s potential to expand the indications for use to other cardiovascular diseases, including different forms of HF, hypertension, and arrhythmias. Please state whether your product will require modification to treat these other indications and whether you will need FDA approval for any other these potential applications.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 76 and 98, which provide the requested information regarding FDA approvals or product modifications potentially required for BAROSTIM NEO to be approved in additional indications.

Intellectual Property, page 95

7.	Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology (composition of matter, use, or process), the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 99-102, which provide additional details on patent protection granted for each technology as well as the expiration and jurisdiction of issuance for such patents.

Manufacturing and Supply, page 95

8.	We note your disclosure here and in the risk factor on page 17 that you source certain components for your BAROSTIM NEO from a single supplier. Please provide expanded disclosure identifying such single source suppliers and describing the material terms of your agreements with such suppliers, and file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide an analysis as to why you are not substantially dependent upon such agreements.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 7, 18, 48, 60 and 102. The Company advises the Staff that it has no master supply agreements with its suppliers.

May 14, 2021

Principal Stockholders, page 127

9.	Please revise the footnotes to your table to disclose the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 140-141, which now identify any natural persons who have or share beneficial ownership of the securities held by each of the entities in the table.

Description of Capital Stock
Choice of Forum, page 134

10.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Please also provide clear risk factor disclosure regarding the risks or other impacts of the provision on investors. Such risks may include, but are not limited to, increased costs to bring a claim and the potential discouraging of claims or limitation of investors’ ability to bring claims in judicial forums that they find favorable.

Company Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 47 and 147 of the Registration Statement to provide the requested risk factor disclosure and clarify that the exclusive forum provision making Delaware state court the exclusive forum for certain claims does not apply to claims arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or the rules and regulations thereunder.

May 14, 2021

General

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act, that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

Enclosures

cc:	Nadim Yared, CVRx, Inc.
Jared Oasheim, CVRx, Inc.
Amy Seidel, Esq., Faegre Drinker Biddle & Reath LLP